Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-6420, Japan

February 28, 2006



07021669

Securities and Exchange Commissi
Office of International Corporate Fi
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Japan Retail Fund Investment Corporation (File No. 82-34716)
Rule 12g3-2(b) Exemption

Dear Sir/Madam:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A required by Rule 12g3-2(b).

If you have any further questions or requests for additional information, please do not hesitate to contact Hiroshi Shinagawa of Mori Hamada & Matsumoto, our Japanese Counsel, at Marunouchi Kitaguchi Building, 6-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8222, Japan (telephone: 813-6212-8312; facsimile: 813-6212-8212).

Very truly yours,

Japan Retail Fund Investment Corporation

By:
Name: Yorishige Kondo
Title: Executive Director

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS

The Japanese documents listed bellow have been made public pursuant to the laws of Japan and the rules of Tokyo Stock Exchange, its country of domicile, incorporation and organization, or have been filed with the Tokyo Stock Exchange, the only stock exchange on which the Company's securities are traded, and have been made public by such exchange, or have been directly sent to the investors of the Company from November 1, 2006 to January 31, 2007. Brief descriptions of the Japanese language documents numbered from 1 thorough 3 below is included in EXHIBIT A; an excerpt English translation of the document numbered 4 below is included in EXHIBIT B; and excerpt English translations of the documents numbered from 5 to 18 below are included in EXHIBIT C, all of which are attached hereto.

1. Annual Securities Report dated November 24 , 2006, for the fiscal year ending August 31, 2006 (Japanese Language only)

2. Amendatory Shelf Registration Statement dated November 24 , 2006 (Japanese Language only)

3. Shelf Registration Statement dated January 11, 2007 (Japanese Language only)

4. Annual Report: Ninth Accounting Period (From March 1, 2006 to August 31, 2006 (Japanese Language only)

5. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated November 17, 2006

6. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated November 17, 2006

7. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated November 27, 2006

8. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated November 29, 2006

9. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated November 29, 2006

10. Press Release (Japanese Language only) titled "Notice of Issuance of Investment Corporate Bonds" dated December 13, 2006

11. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated December 19, 2006

12. Press Release (Japanese Language only) titled "Notice of Repayment" dated December 19, 2006

13. Press Release (Japanese Language only) titled "Notice of Acquisition of Land Adjacent to Wonder City" dated December 21, 2006

14. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest Rate)" dated December 27, 2006

15. Press Release (Japanese Language only) titled "Notice of Application for Approval of Amendments to the Approved Business Method by Investment Trust Management Company" dated January 16, 2007

16. Press Release (Japanese Language only) titled "Notice of Approval Obtained of Amendments to the Approved Business Method by Investment Trust Management Company" dated January 25, 2007

17. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated January 29, 2007

18. Press Release (Japanese Language only) titled "Notice of Construction of Additional Building in Wonder City" dated January 31, 2007

B. ENGLISH LANGUAGE DOCUMENTS
(The English documents listed below are included in EXHIBIT D, attached hereto)

Press Releases

	Date	Title
1.	November 17, 2006	Japan Retail Fund Investment Corporation to Acquire Diamond City Leafa in Tsurumi-ku, Osaka Prefecture
2.	November 29, 2006	Japan Retail Fund Investment Corporation to Acquire Diamond City Terrace in Itami City, Hyogo Prefecture
3.	December 13, 2006	Japan Retail Fund Investment Corporation to Issue Unsecured Corporate Bonds
4.	December 21, 2006	Japan Retail Fund Investment Corporation to Acquire Land Adjacent to Wonder City in Nagoya City, Aichi Prefecture
5.	January 16, 2007	Mitsubishi Corp.-UBS Realty Inc., Asset Manager to Japan Retail Fund Investment Corporation, to Apply to Modify Organizational Structure
6.	January 25, 2007	Mitsubishi Corp.-UBS Realty Inc., Asset Manager to Japan Retail Fund Investment Corporation, Receives Approval to Modify Organizational Structure
7.	January 29, 2007	Japan Retail Fund Investment Corporation to Acquire Ario Otori in Sakai City, Osaka Prefecture
8.	January 31, 2007	Japan Retail Fund Investment Corporation to Construct an Additional Building at Wonder City in Nagoya City, Aichi Prefecture

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report dated November 24 , 2006, for the fiscal year ending August 31, 2006

   This is the annual securities report filed with the Director of the Kanto Local Finance Bureau ("KLFB") and containing information pertaining to the outline of the Investment Corporation, its business, operating results, financial conditions, and financial statements of the Investment Corporation for the period ending August 31, 2006.

2. Amendatory Shelf Registration Statement dated November 24, 2006

   This is the Amendatory Shelf Registration Statement in order to add the reference information in the Shelf Registration Statement, which was filed with KLFB on August 26, 2005 for issuances of Investment Units for two years (from September 3, 2005 to September 2,2007) stating the information concerning securities and reference information , etc..

3. Shelf Registration Statement dated January 11, 2007

   This is the Shelf Registration Statement for issuances of corporate bonds for two years (from January 19, 2007 to January 18,2009) stating the information concerning securities, reference information and the information concerning the guarantor, etc. filed with the KLFB.

EXHIBIT B

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A. Item 4.

[Translation]

Japan Retail Fund Investment Corporation
Annual Report
For the (Ninth)Accounting Period ending August, 2006
(From March 1, 2006 to August 31, 2006)

Table of Contents

Tokyo Building, 7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
http://www.jrf-reit.com

Road to Commerce
Introduction of Newly Acquired Property in the Accounting Period ending August, 2006

(Description of Properties is Omitted)

Omiya SATY (Acquired on June 23, 2006)

Acquisition Date	June 23, 2006
Location	574-1 Kushibikicho 2-chome, Kita-ku, Saitama-shi, Saitama
Land size	46,475.54 m²
Total floor space	75,344.90 m²
Number of stories	(Stores, Movie Theater) Five floors above ground (Parking Lot) Six floors above ground
Construction completion	October 4, 2000
Major Tenant	SATY

Higashi-Totsuka Aurora City (Acquired on March 24, 2006)

Acquisition Date	March 24, 2006
Location	537-1 Shinanocho, Totsuka-ku, Yokohama-shi, Kanagawa, etc.
Land size	29,787.61 m²
Total floor space	150,684.26 m²
Number of stories	(SEIBU, Aurora Mall) Eight floors above ground and two basement floors (Annex) Six floors above ground and one basement floor (Daiei) Four floors above ground and three basement floors
Construction completion	(SEIBU, Aurora Mall) September 8, 1999 (Annex, Daiei) September 13, 1999
Major Tenant	SEIBU Department Stores, Daiei

Loc City Ogaki (Acquired on July 26, 2006)

Acquisition Date	July 26, 2006
Location	233-1, Nakashima, Michizuka-cho-aza, Ogaki-shi, Gifu, etc.
Land size	62,047.13 m²
Total floor space	57,500.35 m²
Number of stories	(Main Building) Four floors above ground (Annex) Three floors above ground
Construction completion	July 20, 2005
Major Tenant	MaxValu

Greeting from the Executive Director

Yuichi Hiromoto
Executive Director
Japan Retail Fund Investment Corporation

(Omitted)

Newly Acquired (Scheduled) Property

The Investment Corporation is scheduled to acquire five new properties in or after the accounting period ending February, 2007 other than the three acquired properties in the accounting period ending August, 2006 as the date hereof.

・Kawaramachi OPA US-6 (Acquired on September, 2006)

Acquisition Date	September 29, 2006
Location	Kawaramachi-dori, Nakagyo-ku, Kyoto-shi, Kyoto
Land size	2,459.49 m² (out of a total of 2,698.23 m²)
Total floor space	88.813% of 18,595.69 m²
Number of stories	Nine floors above ground and one basement floor
Construction completion	November 13, 1998
Major Tenant	OPA

・AEON Ueda Shopping Center (Scheduled to acquire in the accounting period ending February, 2007)

Location	12-18 Tsuneda 2-chome, Ueda-shi, Nagano
Land size	35,815.73 m²
Total floor space	61,349.07 m²
Number of stories	Five floors above ground
Construction completion	June 30, 2004
Major Tenant	JUSCO

・Diamond City Leafa (Scheduled to acquire in the accounting period ending February, 2007)

Location	13-1 Tsurumi 4-chome, Tsurumi-ku, Osaka-shi, Osaka, etc.
Land size	56,643.23 m² (Note)
Total floor space	149,202.60 m²
Number of stories	Five floors above ground and one basement floor
Construction completion (Scheduled)	December 2006
Major Tenant	JUSCO

(Note) Including the land that is scheduled to be additionally entrusted (total area: 689.61m²) and the land that the Trustee is scheduled to sublease (total area: 2,949.75m²) before the Investment Corporation acquire such beneficiary interest in real estate trust.

・Diamond City Terrace (Scheduled to acquire in the accounting period ending February, 2007)

Location	1-1 Fujinoki 1-chome, Itami-shi, Hyogo
Land size	57,180.21 m² (Note)
Total floor space	137,620.85 m²
Number of stories	Five floors above ground and one basement floor
Construction completion	September 19, 2002
Major Tenant	JUSCO, TOYSRUS, SPORTS AUTHORITY

(Note) Part of the land of this property (total area: 2,700.81m²) is the leased area which the Trustee is the lessee.

・(Tentative name) Urawa PARCO (Scheduled to acquire in the accounting period ending August, 2007)

Location	13 Higashi-Takasago-cho, Urawa-ku, Saitama-shi, Saitama
Land size	(scheduled)Acquired property of 7,961.74 m² out of a total of 11,222.09 m²
Total floor space	56,306.80 m² out of a total of 108,173.72 m²
Number of stories	Seven floors above ground and one basement floor (including a part of the second basement) out of a total of ten floors above ground and four basement floors
Construction completion (Scheduled)	September, 2007
Major Tenant	PARCO

Approaches to Ingrowth
(Omitted)

Financial Strategies
(Omitted)

・Amount of Outstanding Debt by Kind
Numbers show debt outstanding (million yen)

	Period ending August, 2002	Period ending February, 2003	Period ending August, 2003	Period ending February, 2004	Period ending August, 2004	Period ending February, 2005	Period ending August, 2005	Period ending February, 2006	Period ending August, 2006
Short-term debt	4,830 (secured)	4,830 (secured)		38,528 (secured)	4,760 (secured)	21,260 (unsecured)	25,860 (unsecured)	25,000 (unsecured)	82,070 (unsecured)
Long-term debt	4,170 (secured)	4,170 (secured)	4,170 (secured)	4,170 (secured)	19,170 (secured) 5,000 (unsecured)	14,170 (unsecured)	14,170 (unsecured)	14,170 (unsecured)	5,000 (unsecured)
Investment Corporation Bonds						35,000 (unsecured)	35,000 (unsecured)	45,000 (unsecured)	45,000 (unsecured)

(Note) Long-term debt scheduled to be returned within one year is included in short-term debt.

・Issue of Investment Corporation Bonds and Ratings

	First Public Offering	Second Public Offering	Third Public Offering
Outstanding amount as of the end of August, 2006	20 billion	15 billion	10 billion
Interest rate	0.74%	1.73%	2.02%
Guarantee	Unsecured and Unguaranteed	Unsecured and Unguaranteed	Unsecured and Unguaranteed
Duration	5 years	10 years	10 years
Terms decision date	January 27, 2005	January 27, 2005	February 9, 2006
Date of maturity	February 9, 2010	February 9, 2015	February 22, 2016
Acquired ratings	A2(Moody's) A(S&P) AA-(R&I)	A2(Moody's) A(S&P) AA-(R&I)	A2(Moody's) A(S&P) AA-(R&I)

List of Portfolio
(Omitted)

Outline of Portfolio
(Omitted)

Property Number	Trust Property (Name of Property)	Investment Styles	Location	Acquisition Date	Acquisition Price (million yen)	Number of Tenants	Total Leasable Area (m²)
Urban Multi-tenant property							
UM-1	Hakata Reverain/ eeny meeny miny mo	growth-type	Fukuoka-shi, Fukuoka	March, 2003 and June, 2005	12,618	73	25,742.72
UM-2	8953 Minami-Aoyama Building	income-type	Minato-ku, Tokyo	March, 2003	5,350	3	1,540.98
UM-3	8953 Harajuku Face Building	income-type	Shibuya-ku, Tokyo	January, 2004	2,770	5	1,477.62
UM-5	8953 Kita-Aoyama Building	income-type	Minato-ku, Tokyo	February, 2005	989	2	492.69
UM-6	8953 Jiyugaoka Building	income-type	Meguro-ku, Tokyo	March, 2005	2,700	11	1,814.10
UM-7	Cheers Ginza	income-type	Chuo-ku, Tokyo	August, 2005	4,200	9	1,686.58
Total					28,627	103	32,754.69

Property Number	Trust Property (Name of Property)	Investment Styles	Location	Acquisition Date	Acquisition Price (million yen)	Number of Tenants	Total Leasable Area (m²)
Suburb Multi-tenant property							
SM-1	Nara Family	growth-type	Nara-shi, Nara	March, 2003	31,241	134	85,224.76
SM-2	Abiko Shopping Plaza	growth-type	Abiko-shi, Chiba	March, 2003	10,200	53	42,642.36
SM-3	Wonder City	growth-type	Nagoya-shi, Aichi	March and December, 2005	15,940	26	72,109.77
SM-4	Kyoto Family	growth-type	Kyoto-shi, Kyoto	December, 2005	5,340	66	25,603.95
SM-5	Higashi-Totsuka Aurora City	income-type	Yokohama-shi, Kanagawa	March, 2006	50,500	2	152,473.76
Total					113,221	281	378,054.60

Property Number	Trust Property (Name of Property)	Investment Styles	Location	Acquisition Date	Acquisition Price (million yen)	Number of Tenants	Total Leasable Area (m²)
Urban Single-tenant property							
US-1	8953 Osaka Shinsaibashi Building	income-type	Osaka-shi, Osaka	March, 2002	14,300	1	13,666.96
US-2	8953 Daikanyama Building	income-type	Shibuya-ku, Tokyo	December, 2003	1,235	1	574,46
US-3	Esquisse Omotesando Annex	income-type	Shibuya-ku, Tokyo	April, 2004	860	2	540.78
US-4	Bic Camera Tachikawa	income-type	Tachikawa-shi, Tokyo	September, 2004	11,920	2	20,983.43
US-5	Site of Esquisse Omotesando	income-type	Shibuya-ku, Tokyo	March, 2004, and May, 2005	14,712	1	1,768.78
US-6	Kawaramachi OPA	income-type	Kyoto-shi, Kyoto	September, 2006	18,500	1	18,848.20
Total					61,527	8	56,382.61

Note 1 As of August 31, 2006. Kawaramachi OPA is as of the acquisition date.

Note 2 Excluding interest in anonymous association.

Note 3 The Investment Corporation transferred the building of ESQUISSE Omotesando and leased the land to the Takenaka Corporation on February 8, 2006. Then, the Investment Corporation changed the name of this property from "ESQUISSE Omotesando" to "Site of ESQUISSE Omotesando" and changed it's investment styles to income-type property that only holds the land. We also changed the property number, acquisition price, number of tenants, and total leasable area.

Note 4 "Property Number" is the number that the Investment Corporation categorized into four categories: UM-type (Urban Multi-tenant property), SM-type (Suburb

Multi-tenant property), US-type (Urban Single-tenant property), and the SS-type (Suburb Single-tenant property), and numbered each category in the order of the acquisition date.

"Income-type" property: Properties that are expected to produce steady cash-flows in medium and long-terms. For example, commercial facilities that have stable secured rent income in medium and long-term based on long-term lease agreements with core tenants considered trustworthy and excellent.

"Growth-type" property: Properties that proactively aim to grow cash flows and property value through turnover of tenants and increasing the operation rates. Growth-type properties aims to achieve the above goal by setting the lease agreements shorter compared to income-type properties and introducing a rent income based on sales commission.

Property Number	Trust Property (Name of Property)	Investment Styles	Location	Acquisition Date	Acquisition Price (million yen)	Number of Tenants	Total Leasable Area (m²)
Suburb Single-tenant property							
SS-1	Sendai Nakayama Shopping Center	income-type	Sendai-shi, Miyagi	March, 2002	10,200	2	46,248.96
SS-2	ESPA Kawasaki	income-type	Kawasaki-shi Kanagawa	March and December, 2002	10,091	1	56,891.15
SS-3	JUSCO Chigasaki Shopping Center	income-type	Chigasaki-shi, Kanagawa	March, 2002	8,300	1	63,652.33
SS-4	Ito-Yokado Narumi	income-type	Nagoya-shi, Aichi	March, 2003	8,540	1	50,437.91
SS-5	Ito-Yokado Yabashira	income-type	Matsudo-shi, Chiba	June, 2003	1,616	1	21,581.65
SS-6	Ito-Yokado Kamifukuokahigashi	income-type	Fujimino-shi, Saitama	September, 2003	6,900	1	28,316.18
SS-7	Ito-Yokado Nishikicho	income-type	Warabi-shi, Saitama	November, 2003	13,212	1	73,438.52
SS-8	AEON Higashiura Shopping Center	income-type	Chita-gun, Aichi	January, 2004	6,700	1	100,457.69
SS-9	AEON Kashiihama Shopping Center	income-type	Fukuoka-shi, Fukuoka	January, 2004	13,300	1	109,616.72
SS-10	AEON Sapporo Naebo Shopping Center	income-type	Sapporo-shi, Hokkaido	March, 2004	9,260	1	74,625.52
SS-11	Ito-Yokado Tsunashima	income-type	Yokohama-shi, Kanagawa	June, 2004	5,000	1	16,549.50
SS-12	Itabashi SATY	income-type	Itabashi-ku, Tokyo	December, 2004	12,400	1	72,253.88
SS-13	AEON Yamato Shopping Center	income-type	Yamato-shi, Kanagawa	February, 2005	16,823	1	85,226.68
SS-14	SEIYU Hibarigaoka	income-type	Nishi-Tokyo-shi, Tokyo	March, 2005	6,100	1	19,070.88
SS-15	Tobata SATY	income-type	Kita-Kyushu-shi, Fukuoka	March, 2005	6,290	1	93,258.23
SS-16	JUSCO City Takatsuki	income-type	Takatsuki-shi, Osaka	March, 2005	11,700	1	77,267.23
SS-17	JUSCO City Yagoto	income-type	Nagoya-shi, Aichi	June, 2005	3,700	2	63,778.44
SS-18	JUSCO Naha	income-type	Naha-shi, Okinawa	June, 2005	10,700	1	79,090.48
SS-19	JUSCO City Nishi-Otsu	income-type	Otsu-shi, Shiga	December, 2005	13,100	1	62,717.26

SS-20	Omiya SATY	income-type	Saitama-shi, Saitama	June, 2006	6,133	1	75,344.90
SS-21	Loc City Ogaki	income-type	Ogaki-shi, Gifu	July, 2006	4,950	1	57,500.35
Total					185,015	23	1,327,324.46

Total	388,390	415	1,794,516.36

Portfolio Summary
(Omitted)

Total Leasable Area and Transition of Occupancy Ratio
(Omitted)

Remaining Term of Lease Agreement
(Omitted)

Outline of the Asset Manager

Japan Retail Fund Investment Corporation entrusts its asset management business to Mitsubishi Corp.-UBS Realty Inc., which is its asset manager, by entering into an asset management entrustment agreement.
Mitsubishi Corp.-UBS Realty Inc., shareholders of which are two companies; Mitsubishi Corporation and UBS AG., operates the assets of the Investment Corporation and offers investment opportunities by fully utilizing the network of Mitsubishi Corporation with huge number of clients among various industries, its know-how related to real estate market in Japan, its performances and experience of management of various funds, as well as performances and experience of UBS group related to management of real estate in U.S., Great Britain and Australia, its cutting-edge financial know-how, and its management know-how and performances related to securities investment trust in Japan. In addition, the Asset Manager adopts an operation system to prevent conflict of interests among interested companies.

(Omitted)

REPORT OF ASSET MNAGEMENT

General Condition of Asset Management

1. Operating Results and Financial Position

Period		Fifth Accounting Period	Sixth Accounting Period	Seventh Accounting Period	Eighth Accounting Period	Ninth Accounting Period
		From March 1, 2004 to August 31, 2004	From September 1, 2004 to February 28, 2005	From March 1, 2005 to August 31, 2005	From September 1, 2005 to February 28, 2006	From March 1, 2006 to August 31, 2006
Operating revenues	million ¥	8,692	9,513	12,225	13,046	14,998
(Rental revenues)	million ¥	(8,692)	(9,513)	(12,225)	(13,046)	(14,998)
Operating expenses	million ¥	5,220	5,686	7,252	7,756	8,995
(Rental expenses)	million ¥	(4,422)	(4,808)	(6,080)	(6,496)	(7,519)
Operating income	million ¥	3,471	3,827	4,973	5,290	6,003
Ordinary income	million ¥	3,175	3,385	4,397	4,796	5,120
Net income (a)	million ¥	3,172	3,384	4,396	4,795	5,114
Net asset value (b)	million ¥	119,361	119,573	166,844	186,352	186,672
(comparison with the previous period)	%	(+56.0)	(+0.2)	(+39.5)	(+11.7)	(+0.2)
Total assets (c)	million ¥	200,686	244,706	312,349	339,844	394,376
(comparison with the previous period)	%	(+18.1)	(+21.9)	(+27.6)	(+8.8)	(+16.0)
Total Unitholders' capital	million ¥	116,188	116,188	162,448	181,557	181,557
(comparison with the previous period)	%	(+57.2)	(0.0)	(+39.8)	(+11.8)	(0.0)
Number of investment units issued and outstanding (d)	unit	219,502	219,502	279,502	302,502	302,502
Net asset value per unit (b)/(d)	¥	543,781	544,748	596,935	616,037	617,095
Total distribution (e)	million ¥	3,172	3,384	4,396	4,974	5,115
Distribution per unit (e)/(d)	¥	14,452	15,419	15,730	15,851	16,909
(Profit-sharing per unit)	¥	(14,452)	(15,419)	(15,730)	(15,851)	(16,909)
(Excess profit-sharing per unit)	¥	(-)	(-)	(-)	(-)	(-)
Ratio of ordinary income to total assets (Note 3)	%	1.7 (3.4)	1.5 (3.1)	1.6 (3.1)	1.5 (3.0)	1.4 (2.8)
Profit ratio to net worth (Note 3)	%	3.2 (6.4)	2.8 (5.7)	3.1 (6.1)	2.7 (5.5)	2.7 (5.4)
Net worth ratio (b)/(c)	%	59.5	48.9	53.4	54.8	47.3
(increasing and decreasing compared with the previous period)		(+14.5)	(△10.6)	(+4.5)	(+1.4)	(△7.5)
Pay-out ratio (e)/(a)	%	100.0	100.0	100.0	100.0	100.0
(Other information for reference)						
Rental Net Operating Income (NOI) (Note 3)	million ¥	5,767	6,388	8,451	9,022	10,373
Net Profit Margin (Note 3)	%	36.5	35.6	36.0	36.8	34.1
Debt Service Coverage ratio (Note 3)	multiple	33.9	25.7	19.6	20.9	14.6
Funds from Operation (FFO) per unit (Note 3)	¥	21,273	23,083	23,979	24,077	26,477

Funds from Operation (FFO) multiples (Note 3)	multiple	18.7	17.5	19.0	18.7	16.1
Possible distribution per unit after adjustment of non-current tax etc. (Note 4)	¥	13,521	14,276	14,855	14,941	16,292
FFO per unit after adjustment of non-current tax etc. (Note 4)	¥	20,342	21,940	23,105	23,168	25,861

Note 1: Consumption tax, etc. are not included in operating revenues, etc.

Note 2: Unless stated in particular, fractions less than the figures indicated above were omitted.

Note 3: Figures were calculated pursuant to the following formulas. Figures in parentheses were annualized; 184 days for fifth accounting period, 181 days for the sixth accounting period, 184 days for the seventh accounting period, 181 days for eighth accounting period, and 184 days for the ninth accounting period.

Ratio of ordinary income to total assets	Ordinary income/Average total assets Average total assets=(Beginning total assets + Term-end total assets)÷2
Profit ratio of net worth	Net income/Average net asset value Average net asset value =(Beginning net asset value + Term-end net asset value)÷2
Rental NOI	Rental Net Operating Income (Rental revenues－Rental expenses)+ Depreciation expenses
Net profit margin	Net income/Operating revenues
Debt Service Coverage Ratio	Net income before interest amortization/Interest expense
FFO per unit	(Net income + Depreciation expenses + Other real estate related depreciation)/Number of investment units issued and outstanding
FFO multiples	Price of investment unit as of the end of accounting period/annualized FFO per unit

Note 4: The substantial amount of non-current tax etc. on acquisition time of the estates etc. is not included in the acquisition cost and it shows the "possible distribution per unit"(approximate calculation) and the "FFO per unit"(approximate calculation) assumed in the case the amount corresponding to the relevant calculation period is allocated on expenses. In addition, the relevant numbers are not subject to auditing.

2. Asset Operations for the Period

(1) Main Trends of the Investment Corporation

The Investment Corporation was created on September 14, 2001, in accordance with the Law Concerning Investment Trusts and Investment Corporations. The next year, on March 12, 2002, it was the first investment corporation in Japan, specializing in operating the real estate of commercial facilities, to be listed on the Tokyo Stock Exchange (code: 8953). Immediately after being listed, the Investment Corporation acquired 4 commercial facilities. Later, the Investment Corporation acquired 6 commercial facilities in its 3rd year, 6 commercial facilities in its 4th year, 4 commercial facilities in its 5th year, 4 commercial facilities in its 6th year, 8 commercial facilities in its 7th year, 2 commercial facilities in its 8th year, and 3 commercial facilities in its 9th year. As of end of 9th year (August 31, 2006), the Investment Corporation currently operates a total of 37 commercial facilities (However, the interest in anonymous

association is not included).

(2) Operations

The Investment Corporation invests in a diverse range of commercial facilities located throughout the country, such as "urban commercial stores" in good locations, and "suburban shopping centers" and "roadside stores" that executed long-term lease agreements with mainly high-quality tenants. The corporation's basic strategy is to create the most appropriate portfolio from out of investment assets that can be categorized into investment styles: "income-type properties," which are expected to produce steady, long-term cash flows; and "growth-type properties," which the Investment Corporation proactively aims to grow the cash flows and property value of through turnover of tenants and increasing the assets' capacity.

The Investment Corporation is mindful of diversifying and maintaining a balance among regions, property types, lease periods, and tenants. It seeks to bring in a steady income from over the entire portfolio and achieve firm external growth.

The income-type properties the Investment Corporation is investing in are supported by long-term lease agreements with excellent tenants, particularly such shops as AEON, Ito-Yokado, Kintetsu department stores, and Bic Camera, and occupancy rate is almost at 100%. The Investment Corporation therefore manages to secure extremely steady rent income. In line with the investment strategy of creating a portfolio consisting of two main investment segments—namely, executing long-term lease agreements with respect to properties in good locations in the city and properties with good tenants in the suburbs—the Investment Corporation has acquired Higashi-Totsuka Aurora City, a suburban multi tenant property, and Omiya SATY and Loc City Ogaki, suburban single tenant properties this period.

As for growth–type properties, the Investment Corporation holds Hakata Riverain / eeny meeny miny mo, Abiko Shopping Plaza, Nara Family, Wonder City, and Kyoto Family from the previous period. As for growth-type properties, the Investment Corporation has been seeking a change in tenants and carrying out promotional work throughout this period to maximize the potential value of these commercial facilities.

(3) Summary of financing
(Omitted)

(4) Summary of performance and allotment
(Omitted)

3. State concerning Capital Increase etc.

Outline of capital increase, etc. during current term and before the previous term is as listed below:

Date	Outline	Number of Investment Units Issued and Outstanding (units)		Unitholders' Capital (¥ in millions)		Notes
		Increase or Decrease	Balance	Increase or Decrease	Balance	
September 14, 2001	Private Placement Incorporation	400	400	200	200	Note 1
March 12, 2002	Public Offering for Capital Increase	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public Offering for Capital Increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of Investment Units to a Third Party	5,102	152,502	2,561	73,921	Note 4
March 2, 2004	Public Offering for Capital Increase	67,000	219,502	42,267	116,188	Note 5
March 8, 2005	Public Offering for Capital Increase	56,000	275,502	43,175	159,364	Note 6
March 29, 2005	Allocation of Investment Units to a Third Party	4,000	279,502	3,083	162,448	Note 7
September 14, 2005	Public Offering for Capital Increase	23,000	302,502	19,109	181,557	Note 8

Note 1 The Investment Corporation was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds for acquiring new real property and to refund short-term debts.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds for acquiring new real property and to refund short-term debts.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property and to refund short-term debts.

Note 5 New investment units were issued at the issue price of 654,910 yen per unit (subscription price of 630,852 yen) in order to raise funds for acquiring new real property and to refund short-term debts.

Note 6 New investment units were issued at the issue price of 798,700 yen per unit (subscription price of 770,990 yen) in order to raise funds for acquiring new real property and to refund short-term debts.

Note 7 New investment units were issued at the subscription price of 770,990 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property and to refund short-term debts.

Note 8 New investment units were issued at the issue price of 861,300 yen per unit (subscription price of 830,850 yen) in order to refund short-term debts.

[Fluctuation of Market Price of the Investment Certificate]

The highest and the lowest price of the investment certificate on the Tokyo Stock Exchange REIT Market on which the investment certificates are listed shall be as follows.

Term	Fifth Accounting Period	Sixth Accounting Period	Seventh Accounting Period	Eighth Accounting Period	Ninth Accounting Period
Settlement Date	August 2004	February 2005	August 2005	February 2006	August 2006
Highest	¥805,000	¥881,000	¥990,000	¥1,010,000	¥965,000
Lowest	¥685,000	¥780,000	¥794,000	¥815,000	¥814,000

4. State of Distributions, etc.

The Investment Corporation decided to distribute total amount of retained earnings at end of period (excluding fractions less than one yen with regard to distribution per investment unit) so that the maximum amount of profit-sharing will be deducted as expenses pursuant to the special treatment of taxation (Article 67-15 of the Special Taxation Measures Law). As a result, distribution per investment unit amounted to ¥16,909.

Period	Fifth Accounting Period (from March 1, 2004 to August 31, 2004)	Sixth Accounting Period (from September 1, 2004 to February 28, 2005)	Seventh Accounting Period (from March 1, 2005 to August 31, 2005)	Eighth Accounting Period (from September 1, 2005 to February 28, 2006)	Ninth Accounting Period (from March 1, 2006 to August 31, 2006)
Net income	3,172,252 thousand yen	3,384,523 thousand yen	4,396,509 thousand yen	4,795,005 thousand yen	5,114,968 thousand yen
Accumulated earnings	78 thousand yen	100 thousand yen	43 thousand yen	89 thousand yen	51 thousand yen
Total cash distribution (Distribution per unit)	3,172,242 thousand yen (14,452 yen)	3,384,501 thousand yen (15,419 yen)	4,396,566 thousand yen (15,730 yen)	4,794,959 thousand yen (15,851 yen)	5,115,006 thousand yen (16,909 yen)
Total profit-sharing (Profit-sharing per unit)	3,172,242 thousand yen (14,452 yen)	3,384,501 thousand yen (15,419 yen)	4,396,566 thousand yen (15,730 yen)	4,794,959 thousand yen (15,851 yen)	5,115,006 thousand yen (16,909 yen)
Total investment refund (Investment refund per unit)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)

5. Future Investment Policy and Issues to be Resolved
(Omitted)

6. Material Subsequent Facts After the Closing Date

Material subsequent facts appeared since this period's closing date (August 31, 2006) within the Investment Corporation are as follows.

Issuance of New Investment Units

The issuance of new investment units was resolved at the meeting of the Board of Directors

held on August 29, 2006 as indicated below and the payments were completed on September 21, 2006 for the new investment units through public offering, and on September 27, 2006 for the new investments by allotment to the third party. Therefore, the total amount of investment became 250,764,406,160 yen, and the total number of issued units became 386,502 units as of September 28, 2006.

[Issuance of New Investment through Public Offering]

Offering in Japan and Offering in overseas markets mainly in Europe (provided, in the United Unites only private offering to the qualified institutional buyers as defined in Rule 144A of the U.S. Securities Act)

Number of new Investment Units issued:	78,000 units (In Japan: 40,000 units, In Overseas: 38,000 units)
Offering Price (Price for Offering):	852,600 yen per unit
Total amount of Offering Price:	66,502,800,000 yen
Issue Price (Underwriting Price):	823,890 yen per unit
Total amount of Issue Price:	64,263,420,000 yen
Date of payment:	September 21, 2006
Date of Delivery of Investment Units:	September 22, 2006
Date from which cash distributions shall be calculated:	September 1, 2006

[Issuance of New Investment Units by Allotment to Third Party]

Allotment to Third Party by Green-shoe option

Number of new Investment Units issued:	6,000 units
Issue Price:	823,890 per unit
Total amount of Issue Price:	4,943,340,000 yen
Third party to be allocated:	Nikko City Group Limited
Date of payment:	September 27, 2006
Date of Delivery of Investment Units:	September 28, 2006
Date from which cash distributions shall be calculated:	September 1, 2006

OUTLINE OF THE INVESTMENT CORPORATION

1. State of Investment

	Fifth Accounting Period (as of August 31, 2004)	Sixth Accounting Period (as of February 28, 2005)	Seventh Accounting Period (as of August 31, 2005)	Eighth Accounting Period (as of February 28, 2006)	Ninth Accounting Period (as of August 31, 2006)
Total Number of Investment Units to be Issued	2,000,000 Units	2,000,000 Units	2,000,000 Units	2,000,000 Units	2,000,000 Units
Total Number of Investment Units Issued and Outstanding	219,502 Units	219,502 Units	279,502 Units	302,502 Units	302,502 Units
Number of Unitholders	13,117 persons	12,286 persons	12,195 persons	11,063 persons	10,610 persons

2. Major Unitholders

Major unitholders as of August 31, 2006 are as follows:

Name	Address	Number of units owned by unitholders	Ratio of number of units owned by unitholders to number of units issued and outstanding
		Unit	%
Nikko Citytrust Trust and Banking Corporation Trust Account	3-14, Higashi-Shinagawa 2-chome, Shinagawa-ku, Tokyo	22,504	7.44
Japan Trustee Services Bank, Ltd. Trust Account	8-11, Harumi 1-chome, Chuo-ku, Tokyo	20,120	6.65
Trust & Custody Services Bank, Ltd. Securities Investment Trust Account	Harumi Island Triton Square Office Tower Z, 8-12, Harumi 1-chome, Chuo-ku, Tokyo	14,534	4.80
Mitsubishi Corporation	3-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	13,975	4.62
The Master Trust Bank of Japan, Ltd. Trust Account	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	13,210	4.37
The Chugoku Bank	15-20, Marunouchi 1-chome, Okayama-shi, Okayama	10,111	3.34
The Bank of New York Treaty JASDEX Account	AVENUE DES ARTS, 35 KUNSTLAAN, 1040 BRUSSELS, BELGIUM	6,967	2.30
AIG Star Life Insurance Co, Ltd.	8-12, Harumi 1-chome, Chuo-ku, Tokyo	6,413	2.12
Gibraltar Life Insurance Co., Ltd.	13-10, Nagatacho 2-chome, Chiyoda-ku, Tokyo	5,286	1.75
North Pacific Bank, Ltd.	11, Odori-Nishi 3-chome, Chuo-ku, Sapporo-shi, Hokkaido	4,764	1.57
Nikko Citigroup Limited	Akasaka Park Building, 2-20, Akasaka 5-chome, Minato-ku, Tokyo	4,572	1.51
Goldman Sachs International	133 FLEET STREET LONDON EC4A 2BB, U.K.	4,541	1.50
UBS AG London Asia Equities	1 FINSBURY AVENUE, LONDON EC2M 2PP	4,081	1.35
The Senshu Bank, Ltd.	26-15, Miyamotocho, Kishiwada-shi, Osaka	3,758	1.24
Fuji Fire and Marine Insurance Co., Ltd.	18-11, Minamisenba 1-chome, Chuo-ku, Osaka-shi, Osaka	3,638	1.20
The Joyo Bank, Ltd.	5-5, Minamimachi 2-chome, Mito-shi, Ibaraki	3,630	1.20

The Nomura Trust and Banking Co., Ltd. Securities Investment Trust Account	2-2, Otemachi 2-chome, Chiyoda-ku, Tokyo	3,625	1.20
Barclays Bank PLC Barclays Capital Securities	1 CHURCHILL PLACE, LONDON E14 5HP, UNITED KINGDOM	3,602	1.19
The Hachijuni Bank, Ltd.	178-8, Aza-okada, Nakagosho, Ooaza, Nagano-shi, Nagano	3,157	1.04
The Yamanashi Chuo Bank, Ltd.	20-8, Marunouchi 1-chome, Kofu-shi, Yamanashi	3,093	1.02
Total		155,581	51.43

3. Matters of Executive Officer and Statutory Auditors as of End of Period

(1) Names, etc. of Officers as of End of This Period

(Unit: Thousands of Yen)

Post	Name	Major Concurrent Post, Etc.	Total amount of fee paid to each officer during this business period
Executive Officer	Yuichi Hiromoto	President and Representative Director of Mitsubishi Corp.-UBS Realty Inc.	97 (Note 4)
Statutory Auditors	Shuichi Namba	Attorney-at-law of Momo-o, Matsuo & Namba	1,628 (Note 4)
	Masayoshi Sato	Certified Public Accountant of Tokyo Kyodo Accounting Office	1,628 (Note 4)
Accounting Auditor	Aarata Audit Corporation (Note 2)	-	13,000 (Note 4)
Accounting Auditor	Chuo-Aoyama Audit Corporation (now Misuzu Audit Corporation) (Note 3)	-	27,351 (Note 5)

Note 1: Neither the Executive Officer nor the Statutory Auditors hold investment units of the Investment Corporation in its own name or that of others. Statutory Auditors may hold office in other companies other than those listed above; however, there is no conflict of interests between those companies (including those listed above) and the Investment Corporation.

Note 2: Aarata Audit Corporation was appointed as a Temporary Accounting Auditor at the meeting of board of directors held on August 21, 2006.

Note 3: Resigned from the Accounting Auditor on August 21, 2006.

Note 4: The amount of payments for this period is written for Executive Officer and Statutory Auditors, and the amount to be paid (estimated amount) as fee for auditing during this period is written for the Accounting Auditor.

Note 5: This is the fee for practices other than the Accounting Auditor fee (for formulation of comfort letter).

(2) Resigned Officers, etc.

Chuo-Aoyama Audit Corporation (now, Misuzu Audit Corporation) has resigned from the Accounting Auditor on August 21, 2006.

(3) Policies on decisions of dismissal or no reappointment of the Accounting Auditor

To be decided at the meeting of board of directors taking various factors into consideration.

4. Names of Investment Trust Management Company, Custodian and General Administrator as of End of Period

Classification of Business	Name
Investment Trust Management Company (Asset Manager)	Mitsubishi Corp.-UBS Realty Inc.
Custodian	The Mitsubishi UFJ Trust & Banking Corp.
General Administrator (Transfer of register, etc.)	The Mitsubishi UFJ Trust & Banking Corp.
General Administrator (business concerning investment corporation bonds)	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
General Administrator (business concerning tax service)	Zeirishi-Hojin Pricewaterhouse Coopers

State of Investment Assets of the Investment Corporation

1. Composition of the Investment Corporation's Assets

Classification of Assets	Region	Eighth Accounting Period (as of February 28, 2006)		Ninth Accounting Period (as of August 31, 2006)	
		Total Amount of Holdings	Total Amount of Holdings	Total Amount of Holdings	Percentage of Total Assets
		(¥ in millions)	(¥ in millions)	(¥ in millions)	(%)
Trust property	Tokyo metropolitan area	136,283	40.1	194,260	49.3
	Osaka and Nagoya metropolitan area	111,852	32.9	116,342	29.5
	Other metropolitan areas	62,411	18.4	61,865	15.7
	Sub-total	310,547	91.4	372,469	94.5
Interests in anonymous association		839	0.2	814	0.2
Deposit and other assets		28,457	8.4	21,092	5.3
Total Assets		339,844	100.0	394,376	100.0

Note: Total amount of holdings are based on the balance sheet value (with regard to trust property, the depreciated book value) as of the end of period.

2. Major Holdings

Outline of major assets held by the Investment Corporation are as follows:

Name of Property	Book Value	Number of Property	Leasable Area (Note 3)	Leased Area (Note 4)	Occupancy Rate (Note 1)	Rental Income as Percentage of Total Revenue (Note 1)	Major Use
	(¥ in millions)		m²	m²	%	%	
Sendai Nakayama Shopping Center (trust beneficiary interests)	9,764	1	46,248.96	46,248.96	100.0	3.1	Commercial facilities
ESPA Kawasaki (trust beneficiary interests)	9,578	1	56,891.15	56,891.15	100.0	2.3	Commercial facilities
8953 Osaka Shinsaibashi Building (trust beneficiary interests)	13,799	1	13,666.96	13,666.96	100.0	2.7	Commercial facilities
JUSCO Chigasaki Shopping Center (trust beneficiary interests)	7,919	1	63,652.33	63,652.33	100.0	1.8	Commercial facilities
Hakata Reverain/ eeny meeny miny mo (trust beneficiary interests)	12,616	1	25,742.72	24,387.29	94.7	7.3	Commercial facilities
Ito-Yokado Narumi (trust beneficiary interests)	8,195	1	50,437.91	50,437.91	100.0	2.2	Commercial facilities

8953 Minami Aoyama Building (trust beneficiary interests)	5,367	1	1,540.98	1,540.98	100.0	1.1	Commercial facilities
Nara Family (trust beneficiary interests)	31,629	1	85,224.76	85,160.83	99.9	14.8	Commercial facilities
Abiko Shopping Plaza (trust beneficiary interests)	10,723	1	42,642.36	42,642.36	100.0	4.7	Commercial facilities
Ito-Yokado Yabashira (trust beneficiary interests)	1,613	1	21,581.65	21,581.65	100.0	0.5	Commercial facilities
Ito-Yokado, Kamifukuokahigashi (trust beneficiary interests)	6,778	1	28,316.18	28,316.18	100.0	1.7	Commercial facilities
Ito-Yokado Nishikicho (trust beneficiary interests)	12,907	1	73,438.52	73,438.52	100.0	3.0	Commercial facilities
8953 Daikanyama Building (trust beneficiary interests)	1,264	1	574.46	574.46	100.0	0.4	Commercial facilities
8953 Harajuku Face Building (trust beneficiary interests)	2,773	1	1,477.62	1,477.62	100.0	0.6	Commercial facilities
AEON Higashiura Shopping Center (trust beneficiary interests)	6,497	1	100,457.69	100,457.69	100.0	2.5	Commercial facilities
AEON Kashiihama Shopping Center (trust beneficiary interests)	13,335	1	109,616.72	109,616.72	100.0	3.2	Commercial facilities
AEON Sapporo Naebo Shoping Center (trust beneficiary interests)	8,807	1	74,625.52	74,625.52	100.0	2.5	Commercial facilities
Site of Esquisse Omotesando (trust beneficiary interests)	14,901	2	1,768.78	1,768.78	100.0	1.3	Commercial facilities
Esquisse Omotesando Annex (trust beneficiary interests)	890	1	540.78	540.78	100.0	0.2	Commercial facilities
Ito-Yokado Tsunashima (trust beneficiary interests)	5,103	1	16,549.50	16,549.50	100.0	1.2	Commercial facilities
Bic Camera Tachikawa (trust beneficiary interests)	12,185	1	20,983.43	20,983.43	100.0	2.6	Commercial facilities
Itabashi SATY (trust beneficiary	12,546	1	72,253.88	72,253.88	100.0	4.3	Commercial

interests)							facilities
8953 Kita Aoyama Building (trust beneficiary interests)	1,007	1	492.69	492.69	100.0	0.2	Commercial facilities
AEON Yamato Shopping Center (trust beneficiary interests)	17,002	1	85,226.68	85,226.68	100.0	3.7	Commercial facilities
SEIYU Hibarigaoka (trust beneficiary interests)	5,918	1	19,070.88	19,070.88	100.0	1.7	Commercial facilities
Tobata SATY (trust beneficiary interests)	6,328	1	98,258.23	98,258.23	100.0	2.1	Commercial facilities
JUSCO City Takatsuki (trust beneficiary interests)	11,604	1	77,267.23	77,267.23	100.0	2.7	Commercial facilities
8953 Jiyugaoka Building (trust beneficiary interests)	2,699	2	1,814.10	1,814.10	100.0	0.6	Commercial facilities
Wonder City (trust beneficiary interests)	16,409	1	72,109.77	72,109.77	100.0	4.3	Commercial facilities
JUSCO City Yagoto (trust beneficiary interests)	3,934	1	63,778.44	63,778.44	100.0	1.1	Commercial facilities
JUSCO City Naha (trust beneficiary interests)	11,014	1	79,090.48	79,090.48	100.0	2.6	Commercial facilities
Cheers Ginza (trust beneficiary interests)	4,216	1	1,686.58	1,686.58	100.0	0.7	Commercial facilities
JUSCO City Nishi-Otsu (trust beneficiary interests)	13,558	1	62,717.26	62,717.26	100.0	2.5	Commercial facilities
Kyoto Family (trust beneficiary interests)	5,599	1	25,603.95	25,554.00	99.8	4.5	Commercial facilities
Higashi-Totsuka Aurora City (trust beneficiary interests)	52,449	1	152,473.76	152,473.76	100.0	8.4	Commercial facilities
Omiya SATY (trust beneficiary interests)	6,410	1	75,344.90	75,344.90	100.0	0.5	Commercial facilities
Loc City Ogaki (trust beneficiary interests)	5,114	1	57,500.35	57,500.35	100.0	0.4	Commercial facilities
Total (Note 2)	372,469	39	1,775,668.16	1,774,198.85	99.9	100.0	

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 "Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plat of such property and it does not include the leaseable area of warehouses and land(flat parking lots).
Regarding the leaseable area of the site of Esquisse Omotesando, the area indicated on the land registry book is used.

Note 4 "Leased Area" means the total leased area of the building of each property used as stores, offices, etc. indicated in the lease agreement and it does not include the leased area of warehouses and land(flat parking lots).
Regarding the leased area of the site of Esquisse Omotesando, the area indicated on the land registry book is used.

Note 5 Other than above, the Investment Company holds an interest in anonymous association that serves the beneficial interest (Trustee: Mitsubishi UFJ Trust and Banking Co., Ltd.) that will entrust the property below as an investment asset.
Name of property: (tentative name) Diamond City Leafa
Amount invested: 840 million yen
Operator: Compania Flore Limited
Scheduled construction completion date: December 2006

3. Detail Description of Properties
(Omitted)

4. Detail Description of Other Assets
Detail Description of Securities to be owned
(Omitted)

Capital Expenditures for Holdings:
(Omitted)

State of Expenses and Debts

1. Breakdown of Expenses for Management

(Unit: Thousands of Yen)

Items	Eighth Period (From September 1, 2005 to February 28, 2006)	Ninth Period (From March 1, 2006 to August 31, 2006)
(a) Asset management fee	970,025	1,186,755
(b) Asset custody fee	53,429	58,930
(c) General administrative fee	107,834	109,525
(d) Directors fee	3,349	3,355
(e) Other expenses	100,111	91,417
Total	1,234,748	1,449,984

Note: In addition to the above asset management fee, management fees for acquiring properties included in the purchase price of each real estate invested are 147,520 thousand yen for the eighth period and 492,664 thousand yen for the ninth period.

2. Borrowings

Borrowings as of the date of settlement of accounts from each financial institution are as listed below:

Division	Parties from which borrowing was made	Borrowing Date	Balance at the end of the previous period (million yen)	Balance at the end of the current period	Average interest rate (Note 1)	Due date	Repayment method	Use	Remarks
Short-term debts	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	August 31, 2005	1,962	-	0.5	August 31, 2006	Lump sum at due date (Note 3)	Note 2	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		1,753	-					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		1,753	-					
	Sumitomo Trust and Banking Corporation		992	-					
	Aozora Bank, Ltd.		340	-					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	December 20, 2005	3,250	2,475	0.5	December 20, 2006	Lump sum at due date (Note 3)	Note 2	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		2,925	2,227					

	The Chuo Mitsui Trust and Banking, Co., Ltd.		2,925	2,227					
	Sumitomo Trust and Banking Corporation		2,275	1,732					
	Aozora Bank, Ltd.		1,625	1,237					
	The Bank of Fukuoka, Ltd.	December 21, 2005	3,000	3,000	0.4	December 21, 2006	Lump sum at due date (Note 3)	Note 2	Unsecured and unguaranteed
	The Chugoku Bank, Ltd.	December. 21, 2005	2,200	-	0.4	June 21, 2006	Lump sum at due date (Note 3)	Note 2	Unsecured and unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	May 31, 2006	-	11,850	0.5	December 29, 2006	Lump sum at due date (Note 3)	Note 2	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		-	10,665					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	10,665					
	Sumitomo Trust and Banking Corporation		-	8,295					
	Aozora Bank, Ltd.		-	5,925					
	The Chugoku Bank, Ltd.	June 21, 2006	-	2,200	0.6	December 21, 2006	Lump sum at due date (Note 3)	Note 2	Unsecured and unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	July 26, 2006	-	1,000	0.7	July 26, 2007	Lump sum at due date (Note 3)	Note 2	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		-	900					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	900					
	Sumitomo Trust and Banking Corporation		-	700					
	Aozora Bank, Ltd.		-	500					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	August 31, 2006	-	3,892	0.7	August 31, 2007	Lump sum at due date (Note 3)	Note 2	Unsecured and unguaranteed

	The Mitsubishi UFJ Trust and Banking Corporation		-	3,503					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	3,503					
	Sumitomo Trust and Banking Corporation		-	2,724					
	Aozora Bank, Ltd.		-	1,946					
	Sub-total		25,000	82,070					
Long-term debts	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 13, 2002	2,084	-	1.1	March 13, 2007 (Note 4)	Lump sum at due date	Note 2	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		1,043	-					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		1,043	-					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 31, 2004	2,500	-	1.5	March 31, 2009 (Note 4)	Lump sum at due date	Note 2	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		1,250	-					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		1,250	-					
	Nippon Life Insurance Company	March 31, 2004	5,000	5,000	1.3	March 31, 2009	Lump sum at due date	Note 2	Unsecured and unguaranteed
	Sub-total		14,170	5,000					
	Total		39,170	87,070					

Note 1: The average interest rate for long-term debts shows the weighted interest rate average, which are calculated by rounding to the first decimal place, after consideration of interest rate for interest rate swap accrued on the balance at the end of the period.

Note 2: The funds are used for purchasing beneficial interests in the real estate trust and refunding borrowing.

Note 3: Partial repayment of principal is allowed on the interest payment date concerning the

method of repayment of short-term debt.

Note 4: The long-term debts had been repaid on August 31, 2006 before the due date.

3. Investment Corporation Bonds

	Date of issue	Balance at the end of the previous period	Balance at the end of the current period	Interest rate	Date of Maturity	Use	Guarantee
		Million yen	Million yen	%			
Unsecured corporate bonds 1	February 9, 2005	20,000	20,000	0.74	February 9, 2010	Note	Unsecured and unguaranteed
Unsecured corporate bonds 2	February 9, 2005	15,000	15,000	1.73	February 9, 2015	Note	Unsecured and unguaranteed
Unsecured corporate bonds 3	February 22, 2006	10,000	10,000	2.02	February 22, 2016	Note	Unsecured and unguaranteed
Total		45,000	45,000				

Note: The funds are used for refunding borrowing and operation costs.

State of Acquisition During the Current Period
(Omitted)

4. Trading with Interested Parties, etc.

(1) Amount of fees, etc. to interested parties, etc.

Division	Total fees A	Details of trading with interested parties, etc.		B/A
		Payee	Amount of payment B	
	Thousand yen		Thousand yen	%
Real estate broker's commission fee	1,782,990	Mitsubishi Corporation	282,990	15.9
Real estate rental intermediary fee	45,971	Diamond City Co., Ltd	10,721	23.3
Property management fee	518,427	Diamond City Co., Ltd	121,624	23.5

Note 1: Interested parties mean the interested parties of the investment trust management company with which the Investment Corporation has entered into the asset management consignment agreement as prescribed by Article 20 of the Enforcement Ordinances of the Law Concerning Investment Trusts and Investment Corporations, and Diamond City Co., Ltd. to which the fee was paid during this period is described as such.

Note 2: The real estate trading brokerage fee paid upon the acquisition of the properties is calculated based on the acquisition cost of the relevant properties.

Note 3: Other than the above payment fee, the constructing supervisory payment fee to the interested parties during this period is as below:
Mitsubishi Corporation 25,830 thousand yen
Diamond City Co., Ltd. 6,993 thousand yen

5. State of Trading of Asset Between Asset Manager and the Investment Corporation when Asset Manager is Concurrently Engaged in Securities Business, Realty Business and Real Estate Special Joint Business

Asset Manager (Mitsubishi Corp. UBS Realty Inc.) is never engaged in such business as described above so that there is no applicable trading.

Condition of Account
(Omitted)

BALANCE SHEET

	This Period (As of August 31, 2006)			Previous Period (As of February 28, 2006) (for reference)		
	Amount (¥ in thousands)		Composition Ratio (%)	Amount (¥ in thousands)		Composition Ratio (%)
ASSETS						
I. Current assets:						
Cash and deposit		6,021,809			14,053,581	
Trust cash and trust deposit		9,409,239			9,747,804	
Rental receivables		621,009			610,094	
Consumption tax refundable		991,244			23,018	
Other current assets		486,471			358,273	
Total current assets		17,529,774	4.5		24,792,773	7.3
II. Non-current assets:						
1. Property and equipment:						
Trust buildings	145,775,020			117,886,080		
Accumulated depreciation	11,709,938	134,065,082		9,102,505	108,783,574	
Trust building improvements	6,630,108			6,165,914		
Accumulated depreciation	866,682	5,763,425		695,187	5,470,727	
Trust machinery and equipment	604,211			405,927		
Accumulated depreciation	82,427	521,784		59,487	346,439	
Trust industrial tool and material	1,380,288			1,210,145		
Accumulated depreciation	337,787	1,042,501		264,624	945,521	
Trust land		224,234,151			188,740,076	
Total property and equipment		365,626,944	92.7		304,286,339	89.5
2. Intangible fixed assets:						
Trust leasehold interest		6,672,795			6,103,876	
Trust and other intangible fixed assets		170,766			158,502	
Total intangible fixed assets		6,843,562	1.7		6,262,379	1.9
3. Investments, etc.:						
Tenant leasehold and security deposits		3,103,725			3,101,459	
Investment securities		814,416			839,910	
Long-term prepaid expenses		130,903			135,948	
Deferred losses from hedge transactions		-			33,229	
Other investments and assets		227,654			240,032	
Total investments, etc.		4,276,700	1.1		4,350,579	1.3
Total non-current assets		376,747,207	95.5		314,899,297	92.7
III. Deferred assets:						
Organization costs		-			13,924	
Issue costs of Investment Corporation Bonds		99,108			138,705	
Total deferred assets		99,108	0.0		152,629	0.0
Total Assets		394,376,091	100.0		339,844,700	100.0

	This Period (As of August 31, 2006)		Previous Period (As of February 28, 2006) (for reference)	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)
LIABILITIES				
I. Current liabilities:				
Sales debt	761,172		821,214	
Short-term debt	82,070,000		25,000,000	
Accounts payable	159,279		11,259	
Accrued expenses	842,573		666,122	
Income tax payable, etc.	5,665		605	
Rent received in advance	1,341,128		1,011,514	
Deposit received	1,004,844		888,087	
Tenant leasehold and security deposits scheduled to be returned within one year	4,515,058		4,466,738	
Other current liabilities	18,393		33,655	
Total current liabilities	90,718,115	23.0	32,899,197	9.7
II. Non-current liabilities:				
Investment Corporation Bonds	45,000,000		45,000,000	
Long-term debt	5,000,000		14,170,000	
Tenant leasehold and security deposits	66,985,271		61,389,578	
Debt from derivatives	-		33,229	
Total non-current liabilities	116,985,271	29.7	120,592,808	35.5
Total Liabilities	207,703,387	52.7	153,492,005	45.2
NET ASSET				
I. Unitholders' capital				
1. Unitholders' equity				
Unitholders' equity	181,557,646	46.0	-	
2. Retained earnings				
Inappropriate retained earnings at the end of the period	5,115,057		-	
Total Unitholders' Capital	186,672,703	47.3	-	-
Total Net Asset	186,672,703	47.3	-	-
Total Liabilities and Net Asset	394,376,091	100.0	-	-
UNITHOLDERS' EQUITY				
I. Unitholders' equity:				
Unitholders' equity	-	-	181,557,646	53.4
II. Retained earnings:				
Unappropriated income at the end of the period	-		4,795,048	
Total retained earnings	-	-	4,795,048	1.4
Total Unitholders' Equity	-	-	186,352,695	54.8
Total Liabilities and Unitholders' Equity	-	-	339,844,700	100.0

STATEMENT OF INCOME

Subjects \ Period	This Period For the period from March 1, 2006 to August 31, 2006			Previous Period For the period from September 1, 2005 to February 28, 2006 (for reference)		
	Amount (¥ in thousands)		Percentage (%)	Amount (¥ in thousands)		Percentage (%)
I. Operating revenues:						
Rental revenues	14,998,542	14,998,542	100.0	13,046,876	13,046,876	100.0
II. Operating expenses:						
Property-related expenses	7,519,782			6,496,441		
Loss on sale of real estate, etc.	-			16,245		
Other operation fees						
Loss on anonymous association	25,493			9,310		
Asset management fees	1,186,755			970,025		
Compensation of Officers	3,355			3,349		
Custodian fees	58,930			53,429		
General administration fees	109,525			107,834		
Others	91,417	8,995,260	60.0	100,111	7,756,747	59.5
Operating income		6,003,281	40.0		5,290,128	40.5
III. Non-operating revenues:						
Interest received	1,117			68		
Other non-operating Income or Loss	1,049	2,167	0.0	9,198	9,267	0.1
IV. Non-operating expenses:						
Interest expense	285,773			162,341		
Interest Expenses of Investment Corporation Bonds	308,340			205,099		
Amortization of issue costs of Investment Corporation Bonds	39,597			39,597		
Loan-related costs	57,966			35,193		
Cost of deliver of new investment units	146,007			-		
Cost of issuance of new investment units	-			32,992		
Amortization of organization costs	13,924			13,924		
Other non-operating expenses	33,603	885,213	5.9	13,294	502,441	3.9
Ordinary income		5,120,235	34.1		4,796,953	36.8
Income before income taxes		5,120,235	34.1		4,796,953	36.8
Income taxes, Inhabitant taxes, and Enterprise taxes		5,665	0.0		1,948	0.0
Adjustment of income taxes, etc.		△398			-	
Net income		5,114,968	34.1		4,795,005	36.8
Retaining earnings at the beginning of the period		89			43	
Retained earnings at the end of the period		5,115,057			4,795,048	

Explanatory Notices
(Omitted)

Statement of Changes in Unitholders' Capital

This period (From March 1, 2006 to August 31, 2006) (Unit: Thousands of Yen)

	Unitholders' Capital			Total amount of Net assets
		Retained Earnings		
	Total amount of Unitholders' Equity	Unappropriated income at the end of the period	Total amount of Unitholders' Capital	
Outstanding amount of the end of last period	181,557,646	4,795,048	186,352,695	186,325,695
Changes in amount Dividends of retained earnings Net income for this period		△4,794,959 5,114,68	△4,794,959 5,114,968	△4,794,959 5,114,968
Total Changes in amount this period	-	320,008	320,008	320,008
Outstanding amount of the end of the period	181,557,646	5,115,057	186,672,703	186,672,703

(Note) We have made a Statement of Changes in Unitholders' Capital from this period, according to "Regulations regarding Accounting of the Investment Corporation". (Cabinet Ordinance No. 47 dated April 20, 2006)

List of Explanatory Notes
(Omitted)

Statement of Cash Distribution

(Unit: Yen)

Subjects / Period	This Period (From March 1, 2006 to August 31, 2006)	Previous Period (From September 1, 2005 to February 28, 2006) (for reference)
I Unappropriated income at end of period	5,115,057,824	4,795,048,906
II Dividends (Dividends per unit)	5,115,006,318 (16,909)	4,794,959,202 (15,851)
III Retained earnings brought forward to the next period	51,506	89,704

Calculation method of amount of dividends

Under the basic policy provided for in Article 26, Paragraph 1, Item 2 of such Articles of Incorporation stating that "all profits shall be distributed to investors by cash", it will distribute as dividends 5,115,006,318 yen for this period (4,794,959,202 yen for the previous period) representing all of the retained earnings at the end of current period (excluding any fraction which would offer less than one yen dividend per one unit), considering that individual investors are required to calculate transfer profit or loss for each dividend exceeding such profits if the Investment Corporation makes distribution of money exceeding the profits set forth in Article 26, Paragraph 2 of its Articles of Incorporation.

CERTIFIED COPY OF REPORT OF INDEPENDENT ACCOUNTANTS

(Omitted)

STATEMENT OF CASH FLOWS (FOR REFERENCE)

Subject \ Period	For the Period from March 1, 2006 to August 31, 2006	For the Previous Period from September 1, 2005 to February 28, 2006	Subject \ Period	For the Period from March 1, 2006 to August 31, 2006	For the Previous Period from September 1, 2005 to February 28, 2006
	Amount (¥ in thousands)	Amount (¥ in thousands)		Amount (¥ in thousands)	Amount (¥ in thousands)
I Cash Flows from Operating Activities:			II Cash Flows from Investing Activities:		
Income before income taxes	5,120,235	4,796,953	Payment for property and equipment	△64,278,368	△18,819,666
Depreciation	2,894,630	2,472,272	Revenue from sale of property and equipment trust	-	1,163,550
Amortization of organization costs	13,924	13,924	Payment for deposited tenant leasehold and security deposits	△1,306,571	△3,292,064
Amortization of issue costs of Investment Corporation Bonds	39,597	39,597	Revenue from deposited tenant leasehold and security deposits	6,950,585	2,091,936
Loss on sale of real estate	-	16,245	Purchases of intangible property and equipment	△592,960	△1,561,383
Loss on retirement of fixed assets	54,909	16,450	Payment for depositing tenant leasehold and security deposits	△10,050	△531,118
Other operational costs	25,493	9,310	Revenue from depositing tenant leasehold and security deposits	7,783	230,969
Interest received	△1,117	△68	Revenue from decrease of other investments and assets	-	△33,968
Interest expense	594,114	367,440	Purchases of other investments and assets	12,377	-
Increase or Decrease of rental receivables	△10,915	△64,770	Net cash used in investing activities	△59,217,204	△20,751,744
Increase or Decrease of consumption tax refundable	△968,226	734,148	III Cash Flows from Financing Activities:		
Increase or Decrease of long-term prepaid expenses	5,044	△1,201	Proceeds from borrowing of short-term debt	75,570,000	18,200,000

Increase or Decrease of operating accounts payable	△60,042	55,333	Payment for repayment of short-term debt	△18,500,000	△19,060,000
Increase or Decrease of accounts payable	149,530	△55,328	Payment for repayment of long-term debt	△9,170,000	-
Increase or Decrease of accrued unpaid expenses	107,425	72,194	Proceeds from issuance of investment corporation bonds	-	9,940,257
Increase or Decrease of advance received	329,613	3,536	Proceeds from issuance of investment units	-	19,109,550
Increase or Decrease of deposit received	116,757	150,872	Payment of dividends	△4,796,469	△4,396,213
Others	△143,061	92,894	Net cash provided by financing activities	43,103,530	23,793,593
Sub-total	8,267,911	8,719,806	IV Net Change in Cash and Cash Equivalents	△8,370,338	11,.380,140
Interest received	1,117	68	V Cash and Cash Equivalents at the Beginning of the Period	23,801,386	12,421,246
Payment of interest	△525,089	△379,312	VI Cash and Cash Equivalents at the End of the Period	15,431,048	23,801,386
Payment of corporate tax	△605	△2,270			
Net cash provided by operating activities	7,743,335	8,338,291			

Note: The statement of cash flows was prepared pursuant to the "Regulation Concerning Terms, Forms and Method of Preparation of Financial Statements, Etc." (1963 Ordinance of the Ministry of Finance No. 59) and has been attached hereto for reference. This statement of cash flows has not been audited by the auditor as it is not the object of auditing prescribed in the provision of Article 130 of the Law concerning Investment Trust and Investment Corporation.

Significant Accounting Policies (For Reference)
(Omitted)

Explanatory Notes on Statement of Cash Flows (For Reference)
(Omitted)

TOPICS
(Omitted)

INFORMATION FOR INVESTORS
(Omitted)

EXHIBIT C

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A. Items 5 to 18.

[Translation]

November 17, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing:
   To fund the money to purchase beneficial interests in the real estate trust of "Diamond City Leafa"

2. Description of the borrowing:
   (i) Parties from which the borrowing is made:
   The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.
   (ii) Amount to be borrowed:
   ¥31,000 million
   (iii) Interest rate: 0.68001%

(From November 20, 2006 to December 29, 2006)

The interest rate from December 29, 2006 onward has not been determined yet. It is scheduled to be determined on December 27.

(iv) Method of borrowing:

Unsecured and unguaranteed

(v) Interest payment date:

The last day of December 2006 and the date of repayment of principal

(vi) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal. However, partial repayment of principal is allowed on the interest payment date.

(vii) Date of borrowing:

November 20, 2006

(viii) Final date of repayment of principal:

February 28, 2007

(For reference)

Situation of debts and investment corporate bonds after this borrowing.

(Unit: Millions of Yen)

	Before these repayments	After these repayments	Increase and Decrease
Short-term Debt	34,470	65,470	+31,000
Long-term Debt	5,000	5,000	0
Total of Debt Loan	39,470	70,470	+31,000
Investment Corporate Bonds	45,000	45,000	0
Total of Debt Loan and Investment Corporate Bonds	84,470	115,470	+31,000

- End -

[Translation]

November 17, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Acquisition of Property

We hereby inform you that information relating to the acquisition of the Diamond City Leafa for which we gave notification on August 8, 2006 has been determined.

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust
(Trustee: Mitsubishi UFJ Trust and Banking Corporation)

(2) Name of the property: Diamond City Leafa

(3) Acquisition price: ¥29,900 million

(4) Acquisition date: August 8, 2006 (execution of transfer agreement)
November 20, 2006 (scheduled acquisition)

(5) Party from which the property will be acquired:
Conpania Flore Inc.

(6) Funds for the acquisition: Borrowed funds

2. Reasons for the acquisition:

We made the determination to acquire the property in accordance with our basic investment policy of asset management and investments set forth in our Articles of Association and to enhance our property portfolio in Osaka and Nagoya and surrounding cities, and the income-type property assets within our portfolio.

[Translation of our evaluation of the property has been omitted.]

3. Description of the properties acquired

[Translation omitted.]

4. Outline of party from which the property has been acquired:

(1) Name: Conpania Flore Inc.

(2) Location of head office: 9-13 Nihombashi-Muromachi 1-chome, Chuo-ku, Tokyo

(3) Representative: Shuji Kawai

(4) Capital: ¥3 million

(5) Main business activities: Acquisition, sale, and management, etc. of beneficial interests in real estate trust

(6) Relationship with Investment Corporation:

Conpania Flore Inc., holding the beneficial interests in trust, is a special purpose company in which the intermediate company invests, and the Investment Corporation and others hold the interests in anonymous association.

It is expected that the investments in anonymous corporation held by the Investment Corporation as described above (see Notice of Acquisition of Property (Interests in an Anonymous Association) dated March 24, 2005) will be returned and the dividend will be distributed immediately after the assignment of the property.

5. Conditions of Acquirer

[Translation omitted.]

6. Outline of Intermediary

Not applicable.

7. Future Prospects:

The acquisition of this beneficial interests in trust will have no significant impact on

the management conditions of Japan Retail Fund Investment Corporation and we will not change the forecast of our management conditions for the accounting period ending in February 2007.

- End -

[Translation]

November 27, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing:
   To refund the security deposit of trust

2. Description of the borrowing:
   (i) Parties from which the borrowing is made:
   The Sumitomo Mitsui Banking Corporation
   (ii) Amount to be borrowed:
   ¥2,530 million
   (iii) Interest rate: 0.63364%
   (From November 29, 2006 to December 29, 2006)
   The interest rate from December 30, 2006 onward has not been determined yet. It is scheduled to be determined on December 27.

(iv) Method of borrowing:
Unsecured and unguaranteed

(v) Interest payment date:
The last day of December 2006, March 2007, June 2007,September 2007 and the date of repayment of principal

(vi) Method of repayment of principal:
Principal will be repaid in lump sum on the final date of repayment of principal. However, partial repayment of principal is allowed on the interest payment date.

(vii) Date of borrowing:
November 29, 2006

(viii) Final date of repayment of principal:
November 29, 2007

(For reference)
Situation of debts and investment corporate bonds after this borrowing.

(Unit: Millions of Yen)

	Before these repayments	After these repayments	Increase and Decrease
Short-term Debt	65,470	68,000	+2,530
Long-term Debt	5,000	5,000	0
Total of Debt Loan	70,470	73,000	+2,530
Investment Corporate Bonds	45,000	45,000	0
Total of Debt Loan and Investment Corporate Bonds	115,470	118,000	+2,530

- End -

[Translation]

November 29, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing:
   To fund the money to purchase beneficial interests in the real estate trust of "Diamond City Terrace"

2. Description of the borrowing:
   (i) Parties from which the borrowing is made:
   The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.
   (ii) Amount to be borrowed:
   ¥10,000 million
   (iii) Interest rate: 0.67455%

(From December 1, 2006 to December 29, 2006)

The interest rate from December 30, 2006 onward has not been determined yet. It is scheduled to be determined on December 27.

(iv) Method of borrowing:

Unsecured and unguaranteed

(v) Interest payment date:

The last day of December 2006, March 2007, June 2007,September 2007 and the date of repayment of principal

(vi) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal. However, partial repayment of principal is allowed on the interest payment date.

(vii) Date of borrowing:

December 1, 2006

(viii) Final date of repayment of principal:

December 1, 2007

(For reference)

Situation of debts and investment corporate bonds after this borrowing.

(Unit: Millions of Yen)

	Before these repayments	After these repayments	Increase and Decrease
Short-term Debt	68,000	78,000	+10,000
Long-term Debt	5,000	5,000	0
Total of Debt Loan	73,000	83,000	+10,000
Investment Corporate Bonds	45,000	45,000	0
Total of Debt Loan and Investment Corporate Bonds	118,000	128,000	+10,000

- End -

[Translation]

November 29, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have resolved to acquire the property described below.

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust
(Trustee: Mitsubishi UFJ Trust and Banking Corporation)

(2) Name of the property: Diamond City Terrace

(3) Acquisition price: ¥20,300 million

(4) Acquisition date: November 30, 2006 (execution of transfer agreement)
December 1, 2006 (scheduled acquisition)

(5) Party from which the property will be acquired:
Aicity Co., Ltd.

(6) Funds for the acquisition: Borrowed funds and owned funds

2. Reasons for the acquisition:

We made the determination to acquire the property in accordance with our basic investment policy of asset management and investments set forth in our Articles of Association and to enhance our property portfolio in Osaka and Nagoya and surrounding cities, and the income-type property assets within our portfolio.

[Translation of our evaluation of the property has been omitted.]

3. Description of the properties acquired

[Translation omitted.]

4. Outline of party from which the property has been acquired:

(1) Name: Aicity Co., Ltd.

(2) Location of head office: 16-3 Konan 2-chome, Shinagawa-ku, Tokyo

(3) Representative: Yasuyuki Sakata

(4) Capital: ¥2,500 million

(5) Main business activities: Acquisition, holding and disposal of real estate
Lease and management of real estate
Acquisition, holding and disposal of beneficial interests in real estate trust

(6) Relationship with Investment Corporation:
Aicity Co., Ltd. is a subsidiary of Mitsubishi Corporation, a parent company of our Asset Manager.

5. Conditions of Acquirer

[Translation omitted.]

6. Outline of Intermediary

Not applicable.

7. Future Prospects:

The acquisition of this beneficial interests in trust was already taken into consideration and there is no significant impact on the management conditions of Japan Retail Fund Investment Corporation for the accounting period ending in February 2007.

- End -

[Translation]

December 13, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Issuance of Investment Corporate Bonds

We hereby inform you that we have decided to issue investment corporate bonds to the public in accordance with the Law Concerning Book-Entry Transfer of Corporate Bonds, etc. following the across-the-board resolution for the issuance of domestic unsecured investment corporate bonds passed at the meeting of the board held on January 10, 2006.

1. Name of the Investment Corporate Bonds
   Forth Unsecured Investment Corporate Bonds of Japan Retail Fund Investment Corporation
   (with special provision for equal treatment within the specific corporate bonds only)

2. Aggregate Amount of the Investment Corporate Bonds
   Forth Investment Corporate Bonds:¥20 billion

3. Type of the Certificate of the Investment Corporate Bonds
The Law Concerning Book-Entry Transfer of Corporate Bonds, etc. shall be applied to the Investment Corporate Bonds and no certificates shall be issued.

4. Issue price
¥100 per a par value of ¥100

5. Redemption Price
¥100 for a par value of ¥100

6. Coupon
1.60% p.a.

7. Amount of each Investment Corporate Bond
¥100 million (one class only)

8. Offering Method
Public offering

9. Subscription Due Date
December 13, 2006

10. Payment Due Date
December 22, 2006

11. Security
The Investment Corporate Bonds have no real security or guaranty and no assets to be specifically retained.

12. Maturity Date and Repayment Method
The aggregate amount of the Investment Corporate Bonds shall be repaid on December 22, 2011.

13. Interest payment date
July 22 and December 22 of each year.

14. Special provision regarding financing
There is a "provision of limitation on the offering of security".

15. Assigned Ratings

A2	(Moody's Investors Service Inc.)
A	(Standard & Poor's)
AA-	(Rating and Investment Information, Inc.)

16. Financial agent, Issuance agent and Paying agent

    The Bank of Tokyo-Mitsubishi UFJ, Ltd.

17. Lead managers

    Mizuho Securities Co., Ltd.

    Nomura Securities Co., Ltd.

18. Purpose of use of the proceeds

    To repay Investment Corporation's borrowings and to use proceeds as working capital.

[For reference]

Omitted

- End -

[Translation]

December 19, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing:
   To refinance existing short-term debts.

2. Description of the borrowing:

(1)

(i) Parties from which the borrowing is made:
The Bank of Fukuoka, Ltd.

(ii) Amount to be borrowed:
¥3,000 million

(iii) Interest rate: 0.59948%
(From December 21, 2006 to December 29, 2006)

(iv) Method of borrowing:

Unsecured and unguaranteed

(v) Interest payment date:
The last day of December 2006, March 2007, June 2007,September 2007 and the date of repayment of principal
The interest rate from December 30, 2006 onward has not been determined yet. It is scheduled to be determined on December 27, 2006.

(vi) Method of repayment of principal:
Principal will be repaid in lump sum on the final date of repayment of principal. However, partial repayment of principal is allowed on the interest payment date.

(vii) Date of borrowing:
December 21, 2006

(viii) Final date of repayment of principal:
December 21, 2007

(2)

(i) Parties from which the borrowing is made:
The Chugoku Bank, Ltd.

(ii) Amount to be borrowed:
¥2,200 million

(iii) Interest rate: 0.62948%
(From December 21, 2006 to December 29, 2006)

(iv) Method of borrowing:
Unsecured and unguaranteed

(v) Interest payment date:
The last day of December 2006, March 2007, June 2007,September 2007 and the date of repayment of principal
The interest rate from December 30, 2006 onward has not been determined yet. It is scheduled to be determined on December 27, 2006.

(vi) Method of repayment of principal:
Principal will be repaid in lump sum on the final date of repayment of principal. However, partial repayment of principal is allowed on the interest payment date.

(vii) Date of borrowing:
December 21, 2006

(viii) Final date of repayment of principal:
December 21, 2007

(For reference)

Situation of debts and investment corporate bonds after these borrowings.

(Unit: Millions of Yen)

	Before these repayments	After these repayments	Increase and Decrease
Short-term Debt	78,000	78,000	0
Long-term Debt	5,000	5,000	0
Total of Debt Loan	83,000	83,000	0
Investment Corporate Bonds	45,000	45,000	0
Total of Debt Loan and Investment Corporate Bonds	128,000	128,000	0

- End -

[Translation]

December 19, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Repayment

We hereby inform you that we have decided the early repayments on the part of short-term debt.

1. Description of the debt regarding scheduled early repayments.

(1)

(i) Parties from which the borrowing is made:
The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(ii) Amount to be repaid:
¥4,000 million

(iii) Scheduled principal repayment date:

July 26, 2007

(iv) Date of early repayment:

December 29, 2006

(v) Resources for repayment:

Proceeds from the issuance of investment corporate bonds.

(2)

(i) Parties from which the borrowing is made:

The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.

(ii) Amount to be repaid:

¥15,570 million

(iii) Scheduled principal repayment date:

August 31, 2007

(iv) Date of early repayment:

December 29, 2006

(v) Funds for repayment:

Proceeds from the issuance of investment corporate bonds.

(For reference)

Situation of debts and investment corporate bonds after these repayments.

(Unit: Millions of Yen)

	Before these repayments	After these repayments	Increase and Decrease
Short-term Debt	78,000	58,430	-19,570
Long-term Debt	5,000	5,000	0
Total of Debt Loan	83,000	63,430	-19,570
Investment Corporate Bonds	65,000(note)	65,000	0
Total of Debt Loan and Investment Corporate Bonds	148,000	128,430	-19,570

Note: Including Forth Unsecured Investment Corporate Bonds of ¥20 billion to be paid on December 22, 2007.

- End -

[Translation]

December 21, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Acquisition of Land Adjacent to Wonder City

We hereby inform you that we decided to acquire land adjacent to Wonder City (the "Existing Shopping Center"), an asset held in our portfolio, on the terms described below.

1. Existing Shopping Center

1)	Location:	40 Futakata-cho, Nishi-ku, Nagoya-shi, Aichi, Japan
2)	Land area:	106,723.12 m^2
3)	Total floor space:	71, 731.51 m^2
4)	Acquisition date:	March 31, 2005
5)	Investment style:	Growth-type (Suburban Multi-tenant Property)
6)	Ownership:	Beneficial interest in real estate trust

2. Outline of Adjacent Land

1)	Location:	Adjacent to the land set out above
2)	Land area:	1,851.28 m^2

3)	Acquisition date:	Execution of transfer agreement on December 22, 2006 (scheduled) Delivery on December 22, 2006 (scheduled)
4)	Purchase price:	400 million yen
5)	Appraisal value:	404 million yen (as of December 1, 2006; evaluated by the Japan Real Estate Institute)
6)	Ownership:	Beneficial interest in real estate trust (ownership right)

3. Reasons for the Acquisition

We intend to acquire the adjacent land to allow for expansion of the entrance to the Existing Shopping Center and to increase visibility from nearby main roads.

4. Outline of Party from which Adjacent Land will be Acquired and Present Condition of Party who Acquires Ownership to Adjacent Land

We intend to acquire the adjacent land from a person or entity other than a person or entity having a special interest with us, so in accordance with our duty of confidentiality under the relevant agreement we will not divulge information on the seller.

5. Outline of Intermediary

N/A

6. Future Prospect:

This acquisition will have no significant impact on the management conditions of Japan Retail Fund Investment Corporation for its accounting period ending in February 2007.

-End-

[Translation]

December 27, 2006

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that the interest rate for the period specified below has been determined as follows on the borrowing made by us on September 29, 2006, November 1, 2006, November 29, 2006, December 1, 2006, and on December 21, 2006.

① Unsecured short-term borrowing (¥1,700 million)

Interest rate:

From December 30, 2006 to March 30, 2007: 0.80545% per annum

② Unsecured short-term borrowing (¥8,000 million)

Interest rate:

From December 30, 2006 to March 30, 2007: 0.83545% per annum

③ Unsecured short-term borrowing (¥31,000 million)

Interest rate:

From December 30, 2006 to February 28, 2007: 0.76909% per annum

④ Unsecured short-term borrowing (¥2,530 million)

Interest rate:

From December 30, 2006 to March 30, 2007: 0.80545% per annum

⑤ Unsecured short-term borrowing (¥10,000 million)

Interest rate:

From December 30, 2006 to March 30, 2007: 0.83545% per annum

⑥ Unsecured short-term borrowing (¥3,000 million)

Interest rate:

From December 30, 2006 to March 30, 2007: 0.78545% per annum

⑦ Unsecured short-term borrowing (¥2,200 million)

Interest rate:

From December 30, 2006 to March 30, 2007: 0.81545% per annum

Interest rate from March 31, 2007 onward has not been determined yet (scheduled to be determined on March 28).

- End -

[Translation]

January 16, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Application for Approval of Amendments to the Approved Business Method by Investment Trust Management Company

We hereby inform you that Mitsubishi Corp.-UBS Realty Inc., the investment trust management company to which Japan Retail Fund Investment Corporation entrusts the management of its assets, held a board of directors' meeting on the above date and resolved to file an application for approval under Article 10-2 of the Law Concerning Investment Trusts and Investment Corporations of Japan (application for approval of amendments to approved business methods) with the Financial Services Agency.

1. Details of Amendments

(1) To modify its organizational structure to allow it to provide asset management services to multiple investment corporations; and

(2) To add to the kinds of assets to be invested (i) a preferred equity investment in a foreign captive reinsurance company and (ii) an asset such as a trademark or right to a hot spring attached to a certain real property it will acquire that it deems

appropriate to acquire together with the real property.

2. Date of Filing

January 16, 2007

3. Reasons for Amendment

(1) Modifying Organizational Structure of Asset Management by Investment Trust Management Company

The investment trust management company, capitalizing on its depth of successful asset management experience and know-how to date, aims to build up an ability in the future to manage assets of multiple investment corporations, including us, and to provide real estate investment trusts products of the highest quality. In this connection, it has filed this application for approval in order to create a structure that will prevent conflicts of interests between each investment corporation from occurring, allow it to comply with the relevant laws and ordinances, and enable it to perform its duties in an appropriate manner.

(2) Adding Kinds of Assets in which Investment Trust Management Company can invest

The investment trust management company, in order to enable itself to invest the assets under its management, wishes to add to the kinds of assets in which it is allowed to invest the assets under its management a preferred equity investment in foreign captive reinsurance company and an asset such as a trademark or right to a hot spring attached to a certain real property it will acquire that it deems appropriate to acquire together with the real property.

(Note) Preferred Equity Investment in Foreign Captive Reinsurance Company

A foreign captive reinsurance company means a reinsurance company established by a policyholder in order to underwrite its own risks as a reinsurance. Foreign captive reinsurance companies can alleviate the burden of establishment and operation by delegating operation to an existing captive reinsurance company through making a preferred equity investment.

An insurance company for its risk hedging purposes delegates a part of the insurance it has underwritten for policyholders to a foreign captive reinsurance company and then the captive reinsurance company arranges for risk hedging (ceded reinsurance) necessary for its own risk management. If a loss ratio, under the policies it has accepted, is low, the captive reinsurance company will obtain an underwriting profit and, consequentially, will be able to reduce its insurance premium.

-End-

[Translation]

January 25, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Approval Obtained of Amendments to the Approved Business Method by Investment Trust Management Company

We hereby inform you that Mitsubishi Corp.-UBS Realty Inc., the investment trust management company, to which Japan Retail Fund Investment Corporation entrusts the management of its assets, obtained on the above date an approval (of amendments to approved business methods) under Article 10-2 of the Law Concerning Investment Trusts and Investment Corporations of Japan from the Financial Services Agency.

1. Date of Approval Obtained

   January 25, 2007

2. Details of Approval

(1) Modifying Organizational Structure of Asset Management by Investment Trust Management Company

The investment trust management company, capitalizing on its depth of

successful asset management experience and know-how to date, aims in the future to have entrusted with the management of assets of multiple investment corporations including us and to provide real estate investment trusts products of the highest quality. In this connection, it organizes a structure that would prevent a conflict of interests between each investment corporation from occurring, allow it to comply with the relevant laws and ordinances, and enable it to perform its duties in an appropriate manner.

(2) Adding Kinds of Assets in which Investment Trust Management Company can invest

The investment trust management company, in order to enable itself to invest the assets under its management, adds to the kinds of assets it is allowed to invest the assets under its management a preferred equity investment in foreign captive reinsurance company and an asset such as a trademark or right to a hot spring attached to a certain real property it will acquire that it deems appropriate to acquire together with the real property.

3. Establishment of New Investment Corporation

The investment trust management company now intends to establish a new investment corporation that may invest in industrial real estate and infrastructural real estate (Note), separate to Japan Retail Fund Investment Corporation, which may only invest in commercial facilities, and to be entrusted with its operations, and prepare itself for listing its investment units on a stock exchange.

(Note) Industrial real estate and infrastructural real estate means a facility whose primary purpose of use will be as storage or a logistical facility, plant equipment and research and development facility, transportation and telecom-related institution, energy-related facility or other infrastructural facility.

-End-

[Translation]

January 29, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have resolved to acquire the property described below.

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust (Trustee: The Chuo Mitsui Trust and Banking Company, Limited)

(2) Name of the property: Ario Otori

(3) Acquisition price: ¥19,100 million

(4) Acquisition date: January 30, 2007 (execution of transfer agreement)
Early part of May, 2008 (scheduled acquisition)

(5) Party from which the property will be acquired:
Ito – Yokado Co., Ltd.

(6) Funds for the acquisition: Borrowed funds(scheduled)

2. Reasons for the acquisition:

We made the determination to acquire the property in accordance with our basic investment policy of asset management and investments set forth in our Articles of Association and to enhance our property portfolio in Osaka and Nagoya and surrounding cities, and the income-type property assets within our portfolio.

[Translation of our evaluation of the property has been omitted.]

3. Description of the properties acquired

[Translation omitted.]

4. Outline of party from which the property has been acquired:

(1) Name: Ito – Yokado Co., Ltd.
(2) Location of head office: 8-8 Niban-cho, Chiyoda-ku, Tokyo
(3) Representative: Atsushi Kamei
(4) Capital: ¥47,987 million
(5) Main business activities: Retail of clothing items, housing equipments and food.
(6) Relationship with the Investment Corporation: Not applicable.

5. Conditions of Acquirer

[Translation omitted.]

6. Future Prospects:

The acquisition of this beneficial interests in trust will have no significant impact on the management conditions of Japan Retail Fund Investment Corporation for the accounting period ending in February 2007.

- End -

[Translation]

January 31, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Newly Construction of Additional Building in Wonder City

We hereby inform you that we decided to construct an additional building within the Wonder City, the asset held in our portfolio (the "Existing Shopping Center"), on the terms described below.

1. Existing Shopping Center

1)	Location:	40 Futakata-cho, Nishi-ku, Nagoya-shi, Aichi, Japan
2)	Land area:	108,574.40 m^2
3)	Total floor space:	71, 731.51 m^2
4)	Acquisition date:	March 31, 2005
5)	Investment style:	Growth-type (Suburban Multi-tenant Property)
6)	Ownership:	Beneficial interest in real estate trust

2. Outline of Newly Constructed Additional Building

1)	Location:	Within the property set out above

2) Total floor space: 3,627.68 m^2

3) Structure and size: Steel-framed, 3 stories high

4) Total construction cost: Approximately 850 million yen (including design and supervision costs and inspection costs)

5) Evaluation: 981 million yen (as of January 31, 2007; evaluation based on the capitalization method and the building residual technique, carried out by the Japan Real Estate Institute)

6) Contractor: Takenaka Corporation (winner of the bid tender)

7) Execution date of construction agreement: February 1, 2007 (scheduled)

8) Completion date: August 15, 2007 (scheduled)

3. Reasons for the Construction

We intend to newly construct an additional retail building within the land of the Existing Shopping Center to add value to the Existing Shopping Center. The additional building is expected to be leased to a gym or similar facility.

4. Future Prospect:

This acquisition will have no significant impact on the management conditions of Japan Retail Fund Investment Corporation for its accounting period ending in February 2007.

-End-

EXHIBIT D

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B. Items 1 to 8.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – November 17, 2006

Japan Retail Fund Investment Corporation to Acquire Diamond City Leafa in Tsurumi-ku, Osaka Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of Diamond City Leafa for 29.9 billion yen, targeted to close on November 20, 2006 following the property's completion. The acquisition of a Tokumei Kumiai ("TK") interest in a Special Purpose Company to contribute the equity funding for the property's development was announced in a press release dated March 24, 2005. The intended acquisition of the property was announced on August 8, 2006. The property consists of a four-story main building and an adjacent seven-story parking tower. The property has a parking capacity of 2,170 automobiles and a total floor space of approximately 83,500 square meters. The entire property will be master leased by Diamond City Co., Ltd. from November 20, 2006.

According to Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "Diamond City Leafa fits well into our acquisition strategy. The property has a 15-year master lease contract and is expected to generate a stable and attractive income stream for our investors." The property is located seven kilometers from the center of Osaka and is served by several important transport routes, including a national highway and several main regional roads that bring in significant customer traffic. Moreover, because the property is located midway between two train stations which are each about 400 meters away, a good flow of customers by rail can be expected. A population of approximately 400,000 resides within three kilometers of the property and approximately one million reside within five kilometers.

The property will be anchored and master leased by Diamond City, which will sublease its space to JUSCO, a subsidiary of publicly-traded Aeon, and over 150 of specialty stores. Diamond City is a real estate company that focuses on the development and management of shopping centers. Diamond City is the property manager for ESPA Kawasaki, Abiko Shopping Plaza, Nara Family and Kyoto Family, four properties in our portfolio. Diamond City is rated A- by the Japan Credit Rating Agency.

Property Information Summary:

Property name	Diamond City Leafa
Location	4-17 Tsurumi, Tsurumi-ku, Osaka
Land size	55,987.46 m^2
Total floor space	Main building: 83,530.14 m^2 Parking tower: 55,008.49 m^2
Main building summary	Four floors above ground and one basement floor
Major tenant	Diamond City

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 39 properties containing approximately 1.8 *million square meters* of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – November 29, 2006

Japan Retail Fund Investment Corporation to Acquire Diamond City Terrace in Itami City, Hyogo Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of Diamond City Terrace for 20.3 billion yen, targeted to close on December 1, 2006. The property, opened on October 2002, consists of a five-story main building and an eight-screen cinema complex. The property has a parking capacity of 2,600 automobiles and a total floor space of approximately 137,600 square meters. Diamond City Co., Ltd. leases the entire property.

According to Yuichi Hiromoto, *President and Chief* Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "Diamond City Terrace fits well into our acquisition strategy. The property has a 16-year master lease contract and is expected to generate a stable and attractive income stream for our investors." The property is located ten kilometers from the center of Osaka, one kilometer from Osaka International Airport and is served by several important transport routes, including a national highway and several main regional roads that bring in significant customer traffic. A population of approximately 190,000 resides within three kilometers of the property and approximately 730,000 reside within five kilometers.

The property is anchored and master leased by Diamond City, which subleases its space to JUSCO (a subsidiary of publicly-traded Aeon), cinema operator Itami TOHO PLEX and over 150 of specialty stores. Diamond City is a real estate company that focuses on the development and management of shopping centers. Diamond City is the property manager for ESPA Kawasaki, Abiko Shopping Plaza, Nara Family, Kyoto Family and Diamond City Leafa, five properties in our portfolio. Diamond City is rated A- by the Japan Credit Rating Agency.

Property Information Summary:

Property name	Diamond City Terrace
Location	1-1-1 Fujinoki, Itami City, Hyogo
Land size	57,180.21 ㎡
Total floor space	137,620.85 ㎡
Main building summary	Five floors above ground and one basement floor
Major tenant	JUSCO

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 40 properties containing approximately 1.9 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – December 13, 2006

Japan Retail Fund Investment Corporation to Issue Unsecured Corporate Bonds

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it intends to issue unsecured corporate bonds under its existing debt shelf registration. Details of the contemplated bond issuance are as follows:

- ¥ 20 billion of 5-year bonds, maturing on December 22, 2011 with a coupon of 1.6%

The bonds, with a par value of ¥100 million, are scheduled to be issued on December 22, 2006. Proceeds from the issuance will be primarily used to repay short-term borrowings and to provide operating funds.

Shelf registration for the issuance of corporate bonds by J-REITs became possible in Japan as of December 1, 2004 with the enactment of reforms to the Securities and Exchange Law. This will mark the fourth time that JRF has issued unsecured corporate bonds, broadening its financial flexibility beyond such traditional debt funding sources as bank loans and tenant deposits.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – December 21, 2006

Japan Retail Fund Investment Corporation to Acquire Land Adjacent to Wonder City in Nagoya City, Aichi Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition, for 400 million yen, of an approximately 1,850 square meter parcel of land adjacent to our Wonder City property. The acquisition, targeted to close on December 22, 2006, is expected to allow expansion of the entrance to the property, increasing its visibility from nearby main roads.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)

News Release – January 16, 2007

Mitsubishi Corp.-UBS Realty Inc., Asset Manager to Japan Retail Fund Investment Corporation, to Apply to Modify Organizational Structure

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the intention of its Asset Manager to file an application to modify its organizational structure to allow for the creation of additional investment vehicles under the Law Concerning Investment Trusts and Investment Corporations of Japan.

Capitalizing on its depth of successful real estate experience to date, the Asset Manager intends to put in place an appropriate organizational structure which allows for certain shared as well as dedicated resources across multiple investment vehicles.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.0 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – January 25, 2007

Mitsubishi Corp.-UBS Realty Inc., Asset Manager to Japan Retail Fund Investment Corporation,

Receives Approval to Modify Organizational Structure

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that its Asset Manager has received approval from Financial Services Agency to modify its organizational structure to allow for the creation of additional investment vehicles under the Law Concerning Investment Trusts and Investment Corporations of Japan.

Capitalizing on its depth of successful real estate experience to date, the Asset Manager intends to put in place an appropriate organizational structure which allows for certain shared as well as dedicated resources across multiple investment vehicles.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.0 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – January 29, 2007

Japan Retail Fund Investment Corporation to Acquire Ario Otori in Sakai City, Osaka Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of Ario Otori for approximately 19.1 billion yen. The property is currently under construction, and the acquisition is targeted to close in May 2008 following its completion. The five-story property with a cinema complex will be master leased by Ito-Yokado Co., Ltd. upon completion.

According to Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "Ario Otori fits well into our acquisition strategy. The property will be master leased to Ito-Yokado under a twenty year lease contract and is expected to generate a stable and attractive income stream for our investors." The property is located approximately one kilometer from two stations on the JR Hanwa Line, Otori Station and Tonoki Station, serving approximately 29,000 and 8,000 passengers per day, respectively. The property is located 20 minutes by rail from central Osaka City. A population of approximately 213,000 resides within three kilometers of the property, and approximately 480,000 reside within five kilometers.

The property will be anchored and master leased by Ito-Yokado, which will sublease space to a variety of specialty stores. With 178 general merchandise stores throughout Japan, Ito-Yokado is a company in the Seven & I Holdings group.

Property Information Summary:

Property name	Ario Otori
Location	3-199-12 Otori-Minami, Nishi-ku, Sakai, Osaka
Land size	58,134.80 ㎡
Total floor space	-
Main building summary	Five floors above ground
Major tenants	Ito-Yokado

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.0 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – January 31, 2007

Japan Retail Fund Investment Corporation to Construct an Additional Building at Wonder City in Nagoya City, Aichi Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned construction of an additional building on land that is currently vacant at its Wonder City property in Nagoya. The three-story building will have a total floor space of approximately 3,600 m^2, and construction is expected to cost approximately 850 million yen. Construction is expected to commence on February 1, 2007 and be completed in August 2007.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.0 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

END